Celgene Corporation

File Number 001-34912

(Celgene Corporation letterhead)

Via Edgar

July 12, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Celgene Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 22, 2012

Form 8-K Dated April 26, 2012

Filed April 26, 2012

File Number 001-34912

Dear Mr. Rosenberg:

This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Ms. Jacqualyn A. Fouse, Executive Vice President and Chief Financial Officer of Celgene, dated June 29, 2012 (the “Comment Letter”) relating to Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and Celgene’s 8-K filed on April 26, 2012 (the “April 2012 8-K”).  We have reproduced the Staff’s comments, which are numbered to correspond to the comment numbers in the Comment Letter, and we have responded below each comment.

SEC Comment:

Form 10-K for the fiscal year ended December 31, 2011

Liquidity and Capital Resources

Analysis of Cash Flows

Accounts Receivable, net, page 66

1.                                       It appears that your days sales in accounts receivable has increased from 59 days at the end of 2010 to 66 days at the end of 2011. Please tell us the cause of the increase and your consideration for providing disclosure of the effect and reasonably possible expected effect on your financial condition, results of operations and cash flows.

Celgene Corporation Response:

Although our 2011 Form 10-K does not specifically use the term “days sales in accounts receivable,” in the Liquidity and Capital Resources section, we reported that, “The credit and economic conditions within Greece, Spain, Italy and Portugal, as well as increasing sales levels in those countries have resulted in, and may continue to result in, an increase in the average length of time it takes to collect accounts receivable” (page 67).

Our 2011 Form 10-K goes on to provide supporting detail for the foregoing disclosure, reporting that the combined net accounts receivable from customers in Italy, Portugal, and Spain(1) grew from $231.6 million at the end of 2010 to $396.1 million at the end of 2011 (page 67).  That increase of $164.5 million in the net accounts receivable from customers in Italy, Portugal, and Spain during 2011 amounted to 69% of our $239.1 million total increase in consolidated net accounts receivable.

Despite our increased exposure to Italy, Portugal, and Spain in terms of both the dollar amount of net accounts receivable and the average time to collect, the effect on our liquidity and capital resources has been negligible.  We disclosed in the 2011 Form 10-K that “we have not experienced significant losses or write-offs with respect to the collection of our accounts receivable in these countries as a result of their economic difficulties” (page 67).  In addition, we reported in our 2011 Form 10-K that as of December 31, 2011 our cash and cash equivalents were $1.86 billion, compared to $1.35 billion as of December 31, 2010, even after using $2.22 billion for share repurchases during the year (page 66).

In the Liquidity and Capital Resources section we also addressed the reasonably possible expected effect of our increased exposure to Italy, Portugal, and Spain, noting specifically that “we maintain timely and direct communication with hospital customers in Italy, Portugal, and Spain regarding both the current and past due receivable balances” and “closely monitor the plans for payment at the regional government level” (page 67).  On the basis of those activities and our monitoring of developments in Europe to assess whether the level of risk of default for any customers has increased, we stated in our 2011 Form 10-K that “we do not expect to have write-offs or adjustments to accounts receivable which would have a material adverse impact on our financial position or results of operations” (page 67).

Accordingly, we believe the disclosures in our 2011 Form 10-K appropriately identify the causes for the increase in days sales in accounts receivable, the negligible effect of that increase, and our assessment of the reasonably possible future effect of that development.

During the quarter ended June 30, 2012, collections of accounts receivable from customers in Italy, Portugal, and Spain have increased, leading to a reduction in net accounts receivable from the prior year-end and quarter-end balances.  Collections from customers in Spain had the most noteworthy increase during the quarter ended June 30, 2012, as we received payments from customers in Spain for nearly all invoices due December

(1)  As our 2011 Form 10-K notes, we do not have a material amount of receivables in Greece (page 67).

31, 2011 and earlier.  As a result of the increased payments from Italy, Portugal, and Spain, our consolidated days sales in accounts receivable has been reduced to 60 days at June 30, 2012.

SEC Comment:

Item 9A. Controls and Procedures, page 146

2.                                       Please tell us whether you changed your internal control over financial reporting during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If so, please amend your filing to disclose the change as required by Item 307(c) of Regulation S-K. If not, please represent to us that you will disclose in future Forms 10-K that you had no such changes consistent with the disclosure you provide in your March 31, 2012 Form 10-Q.

Celgene Corporation Response:

There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  We undertake to disclose in future Forms 10-K whether or not any such changes have taken place and to describe any changes that may have occurred.

SEC Comment:

Signatures, page 157

3.                                       Please amend your filing to include the signature of your Principal Accounting Officer or Controller. Alternatively, if any individual who has already signed the Form 10-K also holds the position of Principal Accounting Officer or Controller, please advise us of such and confirm that you will identify that person in his or her capacity as Principal Accounting Officer or Controller on the signature page in future filings, as appropriate.

Celgene Corporation Response:

Jacqualyn A. Fouse, Executive Vice President and Chief Financial Officer has signed our 2011 Form 10-K in her capacity as our Principal Accounting Officer and Principal Financial Officer.  We confirm that we will in future filings specifically identify the Principal Accounting Officer or Controller and the Principal Financial Officer, as the case may be.

SEC Comment:

Form 8-K Dated April 26, 2012

Exhibit 99.1

4.                                       You start your earnings release with bullet point highlights of various non-GAAP performance measures. Please confirm to us that, in future earnings releases, you will balance these non-GAAP performance measures with a discussion of the most comparable GAAP measure. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Celgene Corporation Response:

We confirm that in the bullet point highlights of future earnings releases we will balance non-GAAP performance measures with a discussion of the most comparable GAAP measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

* * * * *

In connection with responding to the Comment Letter, we acknowledge that:  (1) Celgene is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Celgene may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any further questions regarding the matters addressed in this letter, I can be reached at (908) 673-9956, and if I am not available, please contact Daniel Bazarko, Celgene’s Vice President, Corporate Controller, at (908) 219-0963.

Very truly yours,

/s/ Jacqualyn A. Fouse

Jacqualyn A. Fouse, Ph.D.
Executive Vice President
Chief Financial Officer